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                           February 4, 2021

       Gina Sheldon
       General Counsel
       fuboTV Inc.
       1330 Avenue of the Americas
       New York, NY 10019

                                                        Re: fuboTV Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 27,
2021
                                                            File No. 333-252445

       Dear Ms. Sheldon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Douglas Schnell